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                              April 3, 2023

       Mark Suchinski
       Chief Financial Officer
       Spirit AeroSystems Holdings, Inc.
       3801 South Oliver
       Wichita, KS 67210

                                                        Re: Spirit AeroSystems
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 1-33160

       Dear Mark Suchinski:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 17, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates
       Business Combinations and Goodwill, page 41

   1. We note your disclosure which states you performed your goodwill impairment analysis using the quantitative
approach as of the beginning of the fourth quarter of 2022
                                                        and concluded that no
impairment existed. We also note the majority of your goodwill balance was recognized
in connection with the 2020 acquisition of the Bombardier
                                                        Businesses and that you
have subsequently sustained substantial operating losses for all periods presented. In
future filings beginning with your next quarterly report, please expand your disclosure
to state whether or not the fair value of your reporting units
                                                        "substantially exceeds"
the carrying value. To the extent any reporting unit fair values are not substantially in
excess of fair values, disclose the name of those reporting units and the amount or
percentage by which the fair value exceeds their carrying value.
 Mark Suchinski
Spirit AeroSystems Holdings, Inc.
April 3, 2023
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202)551-3732 or Kevin Stertzel,
Accountant, at (202)551-3723 with any questions.



FirstName LastNameMark Suchinski                          Sincerely,
Comapany NameSpirit AeroSystems Holdings, Inc.
                                                          Division of
Corporation Finance
April 3, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName